        [Cooley Godward Kronish LLP Letterhead]

October 2, 2006

VIA EDGAR

*FOIA CONFIDENTIAL TREATMENT REQUEST*

CERTAIN CONFIDENTIAL INFORMATION CONTAINED
IN THIS DOCUMENT, MARKED BY BRACKETS, HAS
BEEN OMITTED AND FILED SEPARATELY WITH THE
SECURITIES AND EXCHANGE COMMISSION
PURSUANT TO 17 CFR § 200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested
by Affymax, Inc. in connection with
Registration Statement on Form S-1
(File No. 333-136125)

Jeffrey Riedler
Ibolya Ignat
Zafar Hasan
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Affymax, Inc.

        Ladies and Gentlemen:

        On behalf of Affymax, Inc. (the "Company"), we are writing to provide you with supplemental information with respect to Amendment No. 2 to the Company's Registration Statement on Form S-1, File No. 333-136125 (the "Registration Statement") in connection with the Company's proposed initial public offering. This supplemental information is being provided to you in response to comment numbers 11 and 12 received from the staff of the Commission (the "Staff"), by letter dated September 15, 2006, with respect to the Registration Statement. Comment numbers 11 and 12 are set forth below.

Note 8. Stock-Based Compensation, page F-25

11.
We acknowledge your response to comment 26 and reissue our comment, as you have not yet disclosed your estimated IPO price. Please revise/update the vested/unvested intrinsic value option information included on page 37 of your MD&A based on your estimated IPO price through the date of the most recent balance sheet presented.

12.
We acknowledge your response to comments 24 and 25 and will continue to reissue our comment until you have disclosed an estimated offering price. Therefore, please disclose in your financial statements, at a minimum, the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the filing:

•
The number of options or shares granted at each applicable date, as well as the related exercise price; underlying fair value of the common stock; and the intrinsic value, if any;

•
Whether or not you obtained a contemporaneous valuation in determining the fair value of the equity instruments; and

•
Whether or not the valuation specialist used was a related party.

        Additionally, please provide all of the above information to us, supplementally, for equity instruments that you issue subsequent to the date of the latest balance sheet that you include in your filing through the date of your latest response.

        While not reflected in the Registration Statement, as filed, because no final determination has been made by the Company, the Company's underwriters have informally and preliminarily advised the Company that they currently anticipate a price range of $[*]to $[*] per share (before adjusting for any reverse stock split) for the Company's common stock (the "Common Stock") in connection with the proposed initial public offering.

        We are providing the following information for the Staff's consideration in connection with the Company's pricing of equity security grants during the period from January 1, 2005 through September 27, 2006. Included within this letter are tables summarizing all equity security grants during this period to employees and directors and non-employees. The following Tables A and B list the date of the option grant, number of shares granted, exercise price per share, deemed fair value of common stock for financial reporting purposes and intrinsic value per share of the options granted. All of the securities listed in the tables were granted at the then current fair value of the Company's Common Stock, as determined by its Board of Directors at the time of each grant. Since 2002, a majority of the Company's Board of Directors has been comprised of non-officer directors, all of whom have experience with companies in the life sciences and/or technology industries. The Company believes that the composition of the Board of Directors at all times resulted in an unbiased view of the stock value and produced a reasonable estimate of the fair value of the Common Stock. In the absence of a public trading market in accordance with guidance under the American Institute of Certified Public Accountant's Practice Guide titled, "Valuation of Privately-Held Company Equity Securities Issued as Compensation" (the "AICPA Guide"), paragraph 3, the Company used a determination by an independent Board of Directors based upon the "best estimate" method from a valuation by an independent valuation firm that was obtained following entry by the Company into a significant pharmaceutical company collaboration for the value as of February 10, 2006. For grants before and after the independent firm's report, the Board considered numerous objective and subjective factors to determine, using its best estimate, the fair value at each option grant date, including the factors described below:

  •
  the option grants involved illiquid securities in a private company;

  •
  the option grants contain lockup provisions for at least 180 days following the effectiveness of an initial public offering;

  •
  the option grant and shares of Common Stock acquired upon exercise were subject to vesting (generally 25% after the first year, then ratably per month over the remaining four years, or 1/48th per month over four years);

  •
  prices of the Company's Series B, C, D and E Preferred Stock (the "Preferred Stock") issued by the Company primarily to outside investors in arms-length transactions, and the rights, preferences and privileges of the Preferred Stock relative to the Common Stock;

  •
  the Company's performance and the status of research and product development efforts;

  •
  the composition of and anticipated changes in the management team;

  •
  the Company's stage of development and business strategy, including its regulatory review status with regulatory authorities; and

  •
  the likelihood of achieving a liquidity event for the shares of Common Stock underlying these securities, such as an initial public offering or sale of the Company, given prevailing market conditions.

        In addition, the Board of Directors specifically took into account the following provisions of the Preferred Stock in determining the fair value of the Common Stock at the time of the option grants:

  •
  the participation rights of the holders of Preferred Stock that provide for pro rata sharing of proceeds in a liquidation event with the holders of Common Stock after the payment of the respective aggregate liquidation preferences to the holders of Preferred Stock;

  •
  the conversion and anti-dilution provisions of the Preferred Stock and the fact that the Preferred Stock will not automatically convert into Common Stock unless the aggregate offering proceeds in the initial public offering are at least $40.0 million;

  •
  the non-cumulative nature of the Series B, C, D and E Preferred Stock dividends, with annual dividends of $0.80, $0.30, $0.30 and $0.38, respectively, when and if declared, per share prior to the payment of any other dividends;

  •
  the rights of the holders of Preferred Stock to appoint members of the Board of the Company;

  •
  the mandatory redemption provisions of the preferred stock; and

  •
  the voting power of the holders of Preferred Stock relative to holders of Common Stock.

        In connection with the preparation of the financial statements necessary for the filing of the Registration Statement, the Company analyzed its equity grants from January 1, 2005 to September 27, 2006. With the benefit of hindsight and the knowledge of how various uncertainties existing at the time of option grants were resolved, the Company reconsidered whether certain of the stock options granted contained a compensatory element that should be recorded for financial reporting purposes. As a result, the Company concluded that compensation expense for financial reporting purposes should be recorded for stock options granted between January 1, 2005 and September 27, 2006 and in any future months where the exercise price is below the deemed fair value for financial reporting purposes. The amount of stock-based compensation for 2005 and for the six months ended June 30, 2006 as well as the basis for those calculations are described in pages F-25 through F-33 of the Registration Statement. No equity instruments, beyond those issued to employees and non-employees as summarized on Tables A and B, have been issued subsequent to the balance sheet date through the date of this letter.

Stock Option Grants, January 2005 through September 2006

        The valuation of the common stock in January 2005 was based on a value of $60 million which was determined using (a) the most recent round of financing in April 2004, including the rights, preferences and privileges of the Preferred Stock; (b) commencement of Phase I clinical trials for Hematide that produced favorable early results in late 2004, and (c) the commencement of litigation with various subsidiaries of Johnson & Johnson in late 2004.

        The grant date, options granted, exercise price per share, implied fair value and implied intrinsic value for options granted from January 2005 are as follows:

        TABLE A

Grants to Employees and Directors

Grant Date	Options Granted	Exercise Price Per Share	Implied Fair Value for Financial Reporting Purposes of Common Stock Per Share	Implied Intrinsic Value Per Share
1/19/2005	65,100	$0.20	$0.97	$0.77
4/20/2005	39,000	$0.20	$1.64	$1.44
7/26/2005	140,000	$0.20	$2.35	$2.15
10/12/2005	32,800	$0.20	$2.92	$2.72
2/7/2006	642,891	$1.09	$3.78	$2.69
2/10/2006	1,415,000	$1.09	$3.80	$2.71
7/28/2006	872,600	$4.71	$7.20	$2.49
9/27/2006	249,820	$4.71	$7.20	$2.49

        TABLE B

Grants to Non-employees

Grant Date	Options Granted	Exercise Price Per Share	Implied Fair Value for Financial Reporting Purposes of Common Stock Per Share	Implied Intrinsic Value Per Share
1/19/2005	2,000	$0.20	$0.97	$0.77
4/20/2005	5,000	$0.20	$1.64	$1.44
2/10/2006	25,000	$1.09	$3.80	$2.71

        Promptly following the completion of the first Collaboration and License Agreement with Takeda Pharmaceutical Company Limited ("Takeda") in February 2006, the Company engaged an unrelated valuation firm and in July received the report which determined the common stock value as of February 10, 2006 to be $3.80 per share. Based on this report, the Company reassessed for financial reporting purposes the deemed fair value of common stock relating to grants of options from January 1, 2005 through June 30, 2006 taking into consideration this independent valuation.

        In reassessing the fair value of the common stock on a retrospective basis, The Company considered the following milestones which have been achieved during the period from January 2005 through June 2006:

  •
  In March 2005, commenced Phase IIa clinical trials for pre-dialysis treatment;

  •
  In July 2005, closed the Series D mandatorily redeemable convertible preferred stock financing for $60.0 million at $3.77 per share;

  •
  In August 2005, commenced Phase IIb clinical trials for dialysis treatment;

  •
  In November 2005, commenced Phase IIb clinical trials for pre-dialysis treatment and hired its Chief Financial Officer;

  •
  In February 2006, signed a Collaboration and License Agreement with Takeda for development and commercialization of Hematide in Japan and closed the Series E redeemable convertible preferred stock financing at $4.72 per share;

  •
  In February 2006, commenced Phase IIa clinical trials for treatment of cancer; and

  •
  In June 2006, signed a second Collaboration and License Agreement with Takeda for development and commercialization of Hematide in the rest of the world, excluding Japan.

        The Company reviewed the key transactions and events between each milestone and determined that the culmination of these milestones was the result of significant efforts over an extended period of time. In retrospect, the milestone achievements other than the agreements with Takeda were not considered true measures of the Company's fair value. Based on the nature and occurrence of value-creating events between January 1, 2005 and September 27, 2006 outside of the collaboration agreements with Takeda (which are taken into consideration by the unrelated valuation firm and the preliminary filing range provided by the underwriters, respectively), the Company believes that a "linear" approach, supported by the key events during each reassessed period as discussed above, is most appropriate to estimate appreciation in the fair value of its Common Stock during this period from $[*] to $[*] (which represents a [*]% discount from mid-point of the anticipated filing range of $[*]). With respect to the use of $[*], the Company used a discount of [*]% from the $[*] mid-point of a filing range provided informally and preliminarily by the underwriters to factor in the illiquidity and the risk of not completing its public offering. The signing of the second Takeda agreement in June 2006 was contemplated by the underwriters in determining the estimated offering price that served as the basis for the common stock fair value for financial reporting purposes at the filing date.

        No single event during 2005 fully supports the increases in fair value during the period, but the combination of many individual factors during the period contributed to the increased fair value of the Common Stock. Therefore, using (a) the unrelated valuation firm report attached hereto as Appendix A following the entry into the first Takeda agreement in February 2006; (b) the various milestones described above; and (c) the preliminary informal estimated range provided for the pending public offering, which included consideration of the second Takeda agreement in June 2006, the Company believes that this approach supports the increase in the fair value from January 2005 to the filing of the Registration Statement. The Company respectfully submits that it hopes to complete its initial public offering in October 2006, in a price range between $[*] and $[*] per share (before adjusting for a preferred and common stock reverse split). The Company believes that it has and will continue to build stockholder value during the fourth quarter of 2006, but there are no events or milestones contemplated subsequent to June 30, 2006 that would change the overall valuation of the Company.

        Only the closing of the initial public offering with proceeds in excess of $40 million will provide the major infusion of new capital and eliminate the Preferred Stock preferences that will justify a fair value per share of the Common Stock in the price range anticipated for this offering. Due to the early stage nature of the Company, and as stated in the AICPA Guide, where "the enterprise has many choices and options available," the Company believes its chosen methodology is a reasonable approach towards valuation.

Conclusion

        The Company has faced significant risks since inception. In connection with the filing of the Registration Statement on July 28, 2006, as amended in this letter, the Company has reviewed the option grants from January 1, 2005 to September 27, 2006, with the benefit of hindsight and the knowledge of how various uncertainties existing at the time of the option grants were ultimately resolved. Based on this review, the Company has concluded that stock compensation expense should be recorded for financial reporting purposes for options granted in that period, as described in this letter. The Company believes and respectfully submits that the "straight-line" method used as the basis for determining stock compensation expense in connection with its stock option grants from January 2005 through September 2006, constructed using an intermediate unrelated party valuation as of February 2006, is reasonable and appropriate for the reasons set forth herein.

Confidential Treatment Request

        In addition, we hereby request, pursuant to 17 C.F.R. § 200.83 that the contents of this letter, be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned rather than rely upon the United States mail for such notice. The address and telephone number for Glen Y. Sato, the responsible representative, is care of Cooley Godward Kronish LLP, Five Palo Alto Square, 3000 El Camino Real Avenue, Palo Alto, California 94306, telephone number (650) 843-5502.

        Please acknowledge receipt of this letter by file-stamping the enclosed copy and returning it to my attention in the self-addressed stamped envelope provided herewith.

        Please do not hesitate to call the undersigned at (650) 843-5502 or Laura Berezin at (650) 843-5128 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Glen Y. Sato

Glen Y. Sato

cc:
Arlene M. Morris, Affymax, Inc.
Paul B. Cleveland, Affymax, Inc.
Laura A. Berezin, Cooley Godward Kronish LLP
Bruce K. Dallas, Davis Polk & Wardwell
Tania Devilliers, PricewaterhouseCoopers